Exhibit 99.1

HTC Selects Spreadtrum’s TD-SCDMA Baseband for its

HTC One and HTC Desire Smartphone Series

Shipping in HTC’s One XT and Desire VT Android 4.0

Smartphones for China Mobile

SHANGHAI, CHINA – May 7, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company" ), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that its TD-SCDMA baseband modem, the SC8803G, and its RF transceiver, the SR3200, have been selected by HTC for two premium and mid-range TD-SCDMA smartphones recently launched in China, the HTC One XT and the HTC Desire VT.

The HTC One XT, a 1.5GHz quad-core Android 4.0 smartphone with a 4.7 inch screen, is HTC’s flagship handset model targeting the premium smartphone segment and is available now in retail stores. The HTC Desire VT, a mid-range 1GHz Android 4.0 smartphone with a 4-inch screen and HTC’s Sense technology, will be available starting in May.

“We are pleased to support HTC’s cutting edge Android 4.0 and quad-core smartphones now available on China Mobile’s network,” said Dr. Leo Li, Spreadtrum’s president and CEO. “With HTC’s smartphone launch, we are expanding our design wins in the mid- and high-end segments of the market, as well as diversifying our customer base to include more global OEMs.”

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

About HTC

Founded in 1997, HTC Corp. (HTC) is the creator of many award-winning mobile devices and industry firsts. By putting people at the center of everything it does, HTC pushes the boundaries of design and technology to create innovative and personal experiences for consumers around the globe. HTC’s portfolio includes smartphones and tablets powered by HTC Sense™, a multilayered graphical user interface that vastly improves user experience. HTC is listed on the Taiwan Stock Exchange (TWSE: 2498). For more information, please visit www.htc.com.

Exhibit 99.1

SPREADTRUM SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the availability of HTC Desire VT in May; and the Company’s ability to expand its design wins in the mid- and high-end segments of the market and diversify its customer base to include more global OEMs. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for TD-SCDMA Android smartphones; the state of and any change in the Company's relationship with HTC and its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148